April 30, 2009
Mr. Larry Spirgel, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Shaw Communications Inc. Form 40-F for the year ended August 31, 2008 Filed: December 1, 2008 File No: 1-14684
Dear Mr. Spirgel:
This letter is to acknowledge Shaw’s receipt of the letter dated April 21, 2009 containing comments of the staff of the Division of Corporation Finance on the Shaw Form 40-F described above. As discussed on the telephone with Claire DeLabar earlier this week, Shaw is requesting an extension of time until May 26, 2009 to respond to the comment letter. We understand that the staff does not object to this request.
Please do not hesitate to call me at (403) 750-4564 if you would like to discuss this matter.
Sincerely,
/s/  Rhonda Bashnick
Rhonda Bashnick
VP Finance
Shaw Communications Inc.
Shaw Communications Inc.
Suite 900, 630 – 3rd Avenue SW, Calgary, Alberta T2P 4L4
Telephone (403) 750-4500 • Facsimile (403) 750-4501